

Mail Stop 7010

May 16, 2007

via U.S. mail and facsimile

Mr. Gordon A. Milne
Executive Vice President and Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

> **RE:** **The Ryland Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the Quarterly Period ended March 31, 2007**
> **Filed May 4, 2007**
> **File No. 001-08029**

Dear Mr. Milne:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Critical Accounting Policies, Inventory Valuation, page 33

1. We note your material write-offs of inventory in your year ended December 31, 2006 of $62.9 million and $64.9 million in your quarter ended March 31, 2007, as well as your write off of residential land option deposits of $10.9 million in 2006. In future filings, your MD&A and critical accounting policy disclosures for

housing inventories, particularly with respect to write-offs, should be enhanced to provide readers with a better understanding about management's insights and assumptions with regard to how you have determined the amount of inventory write-offs, the implications thereof, as well as the recoverability of your remaining inventory balance. It appears that the following revisions would be appropriate and consistent with the guidance in Section 501.12.b.4 of the Financial Reporting Codification.

- Clarify in your disclosure at what level you assess your assets for recoverability. For example, it is not clear whether the assessment is at a group level whereby the appreciation of certain assets could offset decreased values in other assets and thus impact the measurement of impairments charges.

- Disclose the specific business, economic, and competitive factors that caused the material impairments. Describe the extent to which the assumptions used to calculate the impairments reflect a view by management that future sales and profitability in the impacted regions and businesses will deteriorate. This disclosure is also appropriate for the goodwill impairment recorded in 2007.

- You disclose on page 26 that gross margins on home sales in your West homebuilding segment decreased due to inventory valuation adjustments among other factors. Clarify the nature of the costs you have written off (e.g. land and land development costs, costs associated with construction in progress-completed project or land deposits and costs of future development). Expand your disclosures to address the new carrying amounts of your operating segments such that a reader can assess the amount of the related capitalized inventory costs that remain for these operating segments.

- Clarify if your inventory valuation adjustments only affected your West homebuilding segment or why this segment was impacted the greatest. In this regard, we note your disclosure on page 23 that you experienced increased cancellation rates in each of your four homebuilding segments and your new orders in dollars decreased in each of your four reportable segments year over year.

Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Note K: Supplemental Guarantor Information, page 56

2. Your condensed consolidating balance sheets reflect material intercompany receivable and payable accounts. Please tell us how these transactions are classified in the condensed consolidating statements of cash flows. It is not clear whether these transactions should be classified as financing activities pursuant to paragraphs 18 and 136 of SFAS 95.

Quarterly Financial Data, page 62

3. In future filings, please revise your quarterly financial data to include gross profit. This enhanced disclosure would assist a reader in identifying relevant trends in the quarterly operating results. See also the guidance in Item 302 of Regulation S-K.

Form 10-Q for the Quarterly Period ended March 31, 2007

Consolidated Balance Sheets, page 4

4. The 3/31/07 "Other" assets balance comprises approximately 18% of stockholders' equity. Please quantify for us the material components of this account. The GAAP basis for capitalization should be clearly evident.

Note 13. Commitments and Contingencies, page 16

5. We note the reference to joint venture "project development" completion guarantees in Note 13. Given the adverse business conditions, it appears that this issue should be discussed in greater detail in MD&A so that readers can better understand the extent of the company's exposure under these guarantees. Any known adverse developments that could potentially trigger this loss contingency should also be disclosed. Also, if economic and competitive conditions in a specific geographic area(s) could reasonably be expected to materially impact the likelihood of actualization, then that fact should be disclosed. See Section 501.02 of the Financial Reporting Codification.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief